U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

/x/ Form 10-Q and Form 10-QSB

    For the Period Ended:  September 30, 1997

PART I - REGISTRANT INFORMATION

Super Fund Preferred Limited Partnership
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(full name of registrant)

One Whitehall Street, Suite 1500, New York, NY  10004
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(address of principal executive office)

PART II - RULES 12b-25(b) and (c)

(b) The subject quarterly report, on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III

Delays associated with off-season staffing levels necessitate the request for an extension to file.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

    Eric Gaffin  212-859-0241
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    Name (Area code and telephone number)

2. Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 3 months or for such shorter period that the registrant was required to file such report(s) been filed?

    /x/ Yes

3. Is it anticipated that any significant change in results of operations from the corresponding period for the latest quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    /x/ No

Super Fund Preferred Limited Partnership has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 14, 1997
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Date

BY:               /s/ Eric Gaffin
    ---------------------------------------------
Eric Gaffin
Acting Controller
Super Fund Preferred Limited Partnership